Filed by Longview Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Longview Acquisition Corp. II

Commission File No. 001-40242

Date: July 15, 2021

HeartFlow Employee FAQ

July 2021

Plans to Become a Publicly Traded Company

1.	What is a SPAC merger / business combination transaction?
a.	A special purpose acquisition company (SPAC) is a "blank check" shell corporation designed to take companies public without going through the traditional IPO process. A SPAC merger offers several distinct advantages over a traditional IPO, including expediting the timeline to become a public company. Working with a top tier institutional investor as a vehicle to enter the public market is a streamlined and efficient way to tell our compelling story to the broader investment community.

2.	Who is Longview Acquisition Corp. II?
a.	Longview Acquisition Corp. II (“Longview”) is a SPAC that was sponsored by an affiliate of Glenview Capital Management, LLC (“Glenview”). Longview raised $690 million its initial public offering and commenced trading on March 19, 2021, on the NYSE under the tickers LGV, LGV.UN and LGV WS for Class A common stock, units and warrants, respectively. It is led by Larry Robbins, co-founder, portfolio manager, and CEO of Glenview, and John Rodin, who serves as the partner and co-president at Glenview. Larry, John, and their team are fully aligned with our goals and vision of bringing together human ingenuity and advanced technology to help combat heart disease. More information can be found here: https://www.longviewacquisition.com/

3.	Are we being acquired?
a.	No. At the closing of the transaction, HeartFlow will be combining with Longview. Upon completion of the transaction, the publicly traded entity will be renamed the HeartFlow Group, Inc. and expect to be listed on the NYSE under the HFLO ticker symbol.

4.	What role will Longview play in HeartFlow moving forward?
a.	John Rodin, CEO of Longview is expected to join the board of directors of HeartFlow as a public company. He will have an opportunity, just like the other members of our board, to provide input and guidance on the direction of HeartFlow.
b.	In addition, we will be leveraging Longview’s extensive healthcare experience and relationships with key healthcare stakeholders to support the HeartFlow team in scaling the business.

5.	Why are we planning to become a publicly traded company?
a.	Becoming a public entity generally enables us to raise capital in the public markets and allows for increased investment in growth (both organic and inorganic avenues), which we expect will help us to deliver our solutions to a larger number of customers and to expand our technology and product/service offerings. It will also give us further credibility with prospects, customers, partners, and potential employees.

HeartFlow Employee FAQ

July 2021

6.	Are we definitely going public?
a.	There are a number of legal and administrative requirements that we still need to navigate over the next few months to close the transaction and the business combination agreement we have executed with Longview is subject to customary closing conditions, such as approval by Longview’s stockholders, but we expect that HeartFlow will become a public company during the fourth quarter of this year.

7.	What happens next?
a.	The next step involves Longview submitting certain filings, including a registration statement on Form S-4, with the Securities and Exchange Commission (SEC), which will provide additional information about the transaction and the company, and will become publicly available. The SEC will then engage in a comment and review process involving the proposed disclosure. Once the SEC review process is complete, Longview will hold a stockholder meeting to approve the transaction. Following the stockholder meeting, and subject to certain other closing conditions, we expect to complete the business combination and become a public company.

8.	What changes will we see at HeartFlow if the company goes public?
a.	We will essentially remain the same company with the same leadership team, people structure, goals, and values but with additional resources we believe will help to further accelerate our growth and pursue our goals. One of the biggest differences is that HeartFlow will be more in the spotlight. For example, we will have to publicly announce our earnings every quarter, something that will be closely scrutinized by investors. There are also some new guidelines and rules for the company that we will be sharing. Stay tuned for additional information.

9.	How will this transaction impact my role at HeartFlow?
a.	Over time, this transaction could potentially provide significant growth opportunities for some employees as we expand the company by leveraging additional resources. In the short-term, it has minimal impact on most employees. The most important thing for you to do is focus on your job so we can continue to build a great business. There will also be some new processes and requirements impacting select teams that we will advise you about over the coming weeks and months.

10.	Will my benefits or salary change?
a.	We expect that employee payroll, benefits, 401k, and policies will not change as a result of this transition. Please reach out to Human Resources with questions on this topic.

HeartFlow Employee FAQ

July 2021

11.	Should I have any concerns about this development?
a.	No, a SPAC is simply a different way to go public than a traditional IPO. Similar to a regular IPO, we believe this transaction presents an opportunity for us to accelerate our growth and build upon everything that we’re already doing.
b.	In fact, this is a positive development for HeartFlow. We have been preparing to ensure our future success as a public entity and to advance our mission to transform the heart disease care continuum. Working with a top tier institutional investor as a vehicle to enter the public market is a streamlined and efficient way to allows us to democratize access to our technology for all patients who need it.

12.	Will HeartFlow be offering stock or rolling out a stock purchase plan to employees if the company goes public?
a.	We plan to implement an equity incentive plan and Employee Stock Purchase Plan (ESPP) so that we can continue to grant equity awards to attract, retain and incentivize employees.

13.	Can I talk to customers, prospects, potential employees, vendors, etc., about HeartFlow’s plans to become a publicly traded company?
a.	Yes, however, you may ONLY use the following approved language: “HeartFlow is planning to become a publicly traded company. We’re excited about what this potentially means for the company. We believe the additional resources coming from this transaction will enable us to accelerate the growth of our business to further advance precision heartcare and to better support our customers.”
b.	It’s also more important than ever to follow the expectations that we have with everyone who works here to only discuss company information that is already in the public domain when talking to anyone not working at HeartFlow.

14.	Am I allowed to post to social media about the transaction?
a.	No, you are ONLY allowed to repost company-initiated social media posts, without further commentary. You are NOT allowed to provide additional commentary on any social media posts regarding the transaction, nor are you allowed to create independent social media posts.

15.	Am I allowed to buy Longview stock or make recommendations to my friends and family to buy Longview securities?
a.	In order to avoid a claim that an employee has traded on the basis of material, non-public information about the transaction, you should not trade or transact in any shares of Longview or related derivative instrument or engage in any related transaction related to Longview securities (including hedging, options, etc.) prior to the closing of the transaction.

HeartFlow Employee FAQ

July 2021

16.	What should I do if I receive a message from a reporter or a financial analyst about anything related to this transaction?
a.	Do not respond to any such inquiries directly, and do not initiate communications with reporters or financial analysts. Forward all inquiries immediately to investors@heartflow.com.
b.	If urgent, please reach out to Jennie Kim, VP of Marketing or Lance Scott, Chief Commercial Officer.

17.	How can I ask questions related to HeartFlow’s plans to become a publicly traded company?
a.	We will take questions at our upcoming all hands meeting. You can also submit questions to investors@heartflow.com on anything that isn’t covered in this FAQ or during all hands. We will share answers on the Internet for those queries we’re able to address.

18.	How do I determine the value of my stock options?
a.	The value of an option at any time is the difference between the exercise price and the then current value of a share of common stock of HeartFlow. For example, if one option has an exercise price of $10 per share and the overall value at a given time is $30 per share, then the option value is the difference (the spread), which is $20.

19.	When can I exercise my options and receive HeartFlow common stock?
a.	The shares of common stock of HeartFlow tied to your options will be exercisable at any time after they vest and before they expire. The option will expire either at the end of the option term or an earlier expiration date. If you desire to purchase your vested shares, you should follow the procedures set forth in your stock option agreement and related paperwork.

20.	What will happen to my HeartFlow options in the SPAC transaction?
a.	Existing HeartFlow stock options (whether or not vested) will automatically become options of the SPAC following the business combination, with substantially the same terms and vesting schedules as existing options.

The number of shares you will receive (and the applicable strike price) will be based on an exchange ratio calculated at closing. While this number cannot be calculated yet, we expect it will tie to a value of more than $30 per share. As an example, using a value of $30 per share, if you hold 100 options in HeartFlow today with a strike price of $10 per share, at closing of the merger, the 100 options would become 300 options of the SPAC, with a strike price of $3.33 per share.

HeartFlow Employee FAQ

July 2021

21.	Should I be exercising my options now?
a.	You do not need to exercise your options right now, as mentioned above, your existing stock options will convert automatically by rolling over into options of the SPAC at the closing of the transaction. As always, you may elect to exercise your options after your options have vested, subject to the terms and conditions of your individual stock option agreement. Since exercising a stock option may result in an immediate tax liability to you, we urge you to consult with your personal tax / financial advisor when making this decision.

22.	How are options taxed?
a.	The SPAC transaction will not change the tax treatment of your stock options. If you hold non-qualified stock options, when you exercise your vested options you will have immediate income tax on the amount of the spread between the exercise price and the value of the shares purchased at the time of exercise. If you purchase the stock subject to the option and then hold the stock for one year or more, when you then sell the stock you may be eligible for long-term capital gains tax treatment on the difference between the value of the shares at the time of exercise and the sales price. If you hold ISOs, you may be eligible to defer the tax on the amount of the spread at the time you exercise. You should discuss your individual tax implications with a tax advisor.

23.	If I get terminated or leave HeartFlow voluntarily, what happens to my options?
a.	The SPAC transaction does not impact what happens to your stock options if your employment at HeartFlow terminates. Subject to the provisions of your specific stock option agreement terms, employees typically have three months from their termination date in which to exercise any vested options; if the vested options are not exercised by this deadline, they option terminates and the vested option shares automatically return to HeartFlow. All unvested options automatically return to HeartFlow as of your termination date.

24.	How will “equity” work for new hires/re-ups when HeartFlow is public?
a.	Depending on the position, new hires and existing employees may receive equity incentives such as stock options or restricted stock units as part of their individual compensation package.

25.	What is the $10 “starting” value per unit/share relative to the SPAC?
a.	In a typical SPAC, public investors are sold units, each comprising of one share of common stock and a fraction of a warrant to purchase a share of common stock in the future for a purchase price of $10 per share. If no transaction is consummated, the common stock sold to investors is redeemable for $10 per share (i.e., investors get their money back). As a result, SPAC stock usually trades around $10 per share prior to a business combination.

HeartFlow Employee FAQ

July 2021

26.	When can I sell my shares of HeartFlow stock?
a.	The SPAC shares you receive for your HeartFlow shares in the transaction will be registered. All stockholders will be subject to restrictions on transfers (or “lock up period”) for 180 days following the closing (subject to certain limited exceptions). After this period ends, you will be able to sell shares; but if you have material, non-public information (for example, quarterly revenue) about HeartFlow, or if any trading window applicable to you is closed, you may not sell. Following closing of the business combination, our board of directors will adopt an insider trading compliance policy that will be applicable to all of our employees. Stay tuned for additional information and training on that policy.

Important Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Longview Acquisition Corp. II (“Longview”) intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Longview’s common stock in connection with Longview’s solicitation of proxies for the vote by Longview’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Longview to be issued in the Business Combination. Longview’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, Longview and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Longview as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Participants in the Solicitation

Longview and its directors and executive officers may be deemed participants in the solicitation of proxies from Longview’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Longview will be contained in the Registration Statement for the Business Combination, when available, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

HeartFlow Holding, Inc. (“HeartFlow”) and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Longview in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Longview’s and HeartFlow’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Longview’s and HeartFlow’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Longview’s and HeartFlow’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of Longview and HeartFlow prior to the Business Combination, and New HeartFlow following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of Longview and HeartFlow or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Longview and HeartFlow following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (8) the success, cost and timing of HeartFlow’s and the combined company’s product development activities; (9) the inability of HeartFlow or the combined company to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; (10) the inability of HeartFlow or the combined company to identify, in-license or acquire additional technology; (11) the inability of HeartFlow or the combined company to maintain HeartFlow’s existing license, manufacturing, supply and distribution agreements; (12) the inability of HeartFlow or the combined company to compete with other companies currently marketing or engaged in the development of treatments for the indications that HeartFlow is currently pursuing for its product candidates; (13) the size and growth potential of the markets for HeartFlow’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (14) the pricing of HeartFlow’s and the combined company’s products and services and reimbursement for medical procedures conducted using HeartFlow’s and the combined company’s products and services; (15) HeartFlow’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (16) HeartFlow’s and the combined company’s financial performance; and (17) the impact of COVID-19 on HeartFlow’s business and/or the ability of the parties to complete the Business Combination; and (18) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in Longview’s other filings with the SEC.

Longview cautions that the foregoing list of factors is not exclusive. Longview cautions investors not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Longview does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.